1875 K Street, NW
Washington, DC 20006-1238

202 303 1000
Fax: 202 303 2000

November 16, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	RSI Retirement Trust
(File Nos. 811-04193)
Response to SEC Staff Comments Concerning Preliminary Proxy

Ladies and Gentlemen:

On behalf of RSI Retirement Trust (the “Trust”), and the six series thereof listed on Exhibit A, please find responses to comments provided by Vincent J. Di Stefano of the Staff of the Securities and Exchange Commission in telephone conversations with Anthony A. Vertuno and the undersigned of our firm on July 20, 2007  regarding the preliminary proxy statement on Schedule 14A filed with the Commission on July 17, 2007.

For your convenience, we have set out below, to the best of our understanding, each of the comments given by the staff, followed by our response. We have discussed the Staff’s comments with representatives of the Trust.

Proposal 1

1.                                      Comment. Provide a further explanation concerning the economic rationale for eliminating the IRAs and DC Plans, including supporting financial data.

Response. The proxy has been modified to provide a further explanation concerning the economic rationale, including disclosure concerning the annual increase in Trust expenses.

2.                                      Comment. In the section entitled, Certain Federal Income Tax Consequences for Trust Participants in a Trust IRA, explain the tax consequences for an IRA Trust Participant who may be “rolling over”  his or her IRA for the second time in one year.

Response. The proxy has been modified to include an explanation of the tax consequences for an IRA Trust Participant who may be “rolling over” his or her IRA for a second time within one year. As a matter of information, the Trust believes that currently no IRA Trust Participants are in a position to “roll over” for a second time in one year.

Proposal 2

1.                                      Comment. Provide a further discussion of the economic impact on the Trust of being regulated under the Investment Company Act of 1940 (the “1940 Act”), including supporting financial data.

Response. The proxy has been modified to provide a further discussion of the economic impact on the Trust of being regulated as an registered investment management company under the 1940 Act, including disclosure concerning the expected reduction of Trust expenses if it is no longer regulated under the 1940 Act.

2.                                      Comment. Provide examples of regulatory protections afforded to investors in an investment company registered under the 1940 Act that will no longer be available to unitholders that remain in the Trust after it has deregistered.

Response. The proxy has been modified to include the requested examples.

3.                                      Comment. Explain how the Board of Trustees of the Trust addressed the issue of conflicts of interest between the two groups of unitholders, the IRAs and the DC Plan on the one hand and the defined-benefit plans on the other, in coming to the decision to support Proposals 1 and 2.

Response. In balancing the interests of the two groups of unitholders, the Board considered numerous factors in coming to its decision to recommend removal of the IRAs and DC Plans and deregistration of the Trust so as to provide management services to under 100 defined benefit plans. The Board considered, among other things, the Trust’s inability to attract IRA and DC Plan assets on a scale that would increase Trust assets significantly and prevent the expense ratio from increasing. The Board considered the increase in expense ratio from year to year to be detrimental to all Trust unitholders and ultimately endangering the long-term viability of the Trust. The Board also considered the generally lower expenses of similar investment vehicles to the Trust and the vast choice of investments currently available to IRAs and DC Plans in the marketplace. The Board decided that deregistering the Trust and concentrating on serving its traditional defined-benefit client base would better serve the interests of all Trust unitholders in the long-term:  the Trust’s expense ratios would be reduced for the remaining defined benefit plans, and IRA and DC Plan Unitholders would be redeemed at full net asset value and would have an extensive array of alternatives in which they could re-invest their redemption proceeds with a potentially more favorable expense ratio than the Trust can provide in its current configuration.

Other

1.                                      Comment. Provide a representation of counsel that the proposed amendments to the Trust Agreement and ensuing mandatory redemptions and deregistration are not prohibited by the law of the state in which the Trust is organized.

Response. As counsel to the Trust, we so represent.

2.                                      Comment. Provide a representation of counsel that, after deregistration the operations of the Trust will be subject to the Employee Retirement Income Security Act of 1974 (ERISA) and applicable regulations thereunder.

Response. As counsel to the Trust, we so represent.

*                                         *                                         *                                         *

The Trust has authorized us to represent that it acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

a)              the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

b)             Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

c)              the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (202) 303-1262 or Anthony A. Vertuno at (202) 303-1203.

Sincerely,

/s/ David Joire

David Joire

Exhibit A

Core Equity Fund

Emerging Growth Equity Fund

Value Equity Fund

International Equity Fund

Activity Managed Bond Fund

Intermediate-Term Bond Fund